Simpson Thacher & Bartlett llp
425 lexington avenue
new york, ny 10017-3954

telephone: +1-212-455-2000
facsimile: +1-212-455-2502

May 9, 2023

VIA EDGAR

Re:	KKR Infrastructure Conglomerate LLC Post- Effective Amendment No. 1 to Registration Statement on Form 10-12G Filed February 3, 2023 File No. 000-56484

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Dear Ladies and Gentlemen:

On behalf of KKR Infrastructure Conglomerate LLC (the “Company”), we are providing the following responses to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated April 26, 2023.  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Unless otherwise defined below, terms defined in the above-referenced registration statement on Form 10-12G (“Post-Effective Amendment No. 1” or the “Registration Statement”) and used below shall have the meanings given to them in Post-Effective Amendment No. 1.  The responses and information described below are based upon information provided to us by the Company.

Correspondence filed  April 21, 2023

Exhibit A, page 4

1.	With a view towards disclosure, please provide additional details regarding your calculation of net asset value (“NAV”), including:

•	the roles your manager and board of directors play in determining your valuation procedures and, specifically, who is ultimately responsible for the calculation of your NAV;

Simpson Thacher & Bartlett llp
Securities and Exchange Commission	-2-	May 9, 2023
The Company acknowledges the Staff’s comment and refers the Staff to Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Unitholder Matters of the Registration Statement, which discloses that the Manager is responsible for determining the Company’s NAV and valuing the Company’s assets pursuant to valuation policies approved by the Board.

•	cautionary language on valuation methods and their sensitivity, and a quantitative illustration of the sensitivity of the valuation to a percentage change in one or more key assumptions; and

The Company acknowledges the Staff’s comment and submits as Exhibit A hereto a revised template for disclosure of the calculation of the Company’s NAV in connection with its share repurchase plan.

•
the relationship between the purchase price of your Infrastructure Assets and the value assigned to the Infrastructure Assets (e.g., disclosure of the cost of your Infrastructure Assets inclusive of capital improvements made).

The Company acknowledges the Staff’s comment and submits as Exhibit A hereto a revised template for disclosure of the calculation of the Company’s NAV in connection with its share repurchase plan.

With regard to future filings, please confirm that you will provide a comparative breakdown of the components of NAV for comparable period valuations and provide the results of historical NAV calculations.

The Company acknowledges the Staff’s comment and confirms that it will provide a comparative breakdown of the components of NAV for both the current and the previous quarter.

* * * * * * *

Please do not hesitate to call any of Mark Brod at (212) 455-2163, Rajib Chanda at (202) 636-5543, or Joseph H. Kaufman at (212) 455-2948 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	KKR Infrastructure Conglomerate LLC
Jason Carss
Rajib Chanda
Joseph H. Kaufman
Mark Brod

Exhibit A

KKR Infrastructure Conglomerate LLC

Net Asset Value

We calculate NAV per share in accordance with valuation policies and procedures that have been approved by our board of directors.  Our total NAV presented in the following tables includes the NAV of our Class S Shares, Class D Shares, Class U Shares, Class I Shares, Class R Shares, Class R-D Shares and Class F Shares.  The following table provides a breakdown of the major components of our NAV as of [date] ($ and Shares in thousands):

Components of NAV	[Date]
Assets at fair value (cost $XXX)	$	[	]
Cash and cash equivalents	$	[	]
Other assets	$	[	]
Other liabilities	$	([	])
Accrued performance participation allocation	$	([	])
Management fee payable	$	([	])
Accrued shareholder servicing fees(1)	$	([	])
Net Asset Value	$	[	]
Number of outstanding shares		[	]

(1)          Shareholder servicing fees apply only to Class S, Class U, Class D and Class R-D shares.  For purposes of NAV, we recognize shareholder servicing fees as a reduction to NAV on a monthly basis as such fees are paid.  Under GAAP, we accrue the cost of the shareholder servicing fees for the estimated life of the shares as an offering cost at the time we sell Class S, Class U, Class D and Class R-D shares.  As of [date], the Company has accrued under GAAP $[     ] of shareholder servicing fees payable to the [Dealer Manager] related to the Class S, Class U, Class D and Class R-D shares sold.

The following table provides a breakdown of our total NAV and our NAV per Share by class as of [date] ($ and shares in thousands, except per unit data):

NAV Per Share	Class S Shares			Class D Shares			Class U Shares			Class I Shares			Class R-D Shares			Class R Shares			Class F Shares			Class E Shares	Class G Shares	Class H Shares	Total
Monthly NAV	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]				$	[	]
Number of outstanding Shares		[	]		[	]		[	]		[	]		[	]		[	]		[	]					[	]
NAV Per Share as of [date]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]				$	[	]

Valuation Methodologies and Selected Inputs

The following table presents additional information about valuation methodologies and selected inputs used for Infrastructure Assets that are valued at fair value as of [date].

Valuation Methodology	Unobservable Input(s) (1)	Weighted Average (2)	Range

Inputs to market comparables, discounted cash flow and transaction price/other	Illiquidity Discount	[ ]%	[ ]% - [ ]%
	Weight Ascribed to Market Comparables	[ ]%	[ ]% - [ ]%
	Weight Ascribed to Discounted Cash Flow	[ ]%	[ ]% - [ ]%
	Weight Ascribed to Transaction Price/Other	[ ]%	[ ]% - [ ]%
		[ ]%	[ ]% - [ ]%
Market Comparables	Enterprise Value / Forward EBITDA Multiple	[ ]%	[ ]% - [ ]%
		[ ]%	[ ]% - [ ]%
Discounted Cash Flow	Weighted Average Cost of Capital	[ ]%	[ ]% - [ ]%
	Enterprise Value / LTM EBITDA Exit Multiple	[ ]%	[ ]% - [ ]%

(1) Inputs are weighted based on fair value of the assets included in the range.

(2) In determining the inputs, management evaluates a variety of factors including economic conditions,   industry and market developments, market valuations of comparable companies, and company-specific developments including exit strategies and realization opportunities. The Adviser has determined that market participants would take these inputs into account when valuing the assets. “LTM” means Last Twelve Months.

Valuations involve subjective judgments and may not accurately reflect realizable value.  The assumptions above are determined by the Manager[, and reviewed by our independent valuation advisor]. A change in these assumptions or factors would impact the calculation of the value of our Infrastructure Assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our asset values:

Input	Hypothetical Change	Infrastructure Asset Values
Weighted Average Cost of Capital	0.25% decrease	+[__]%
	0.25% increase	-[__]%

Reconciliation of Shareholders’ Equity to NAV

The following table reconciles Shareholders’ equity per our Statement of Assets and Liabilities to our NAV ($ in thousands):

[Date]
Shareholders’ equity	$	[	]
Adjustments
Accrued shareholder servicing fees
NAV